Exhibit (a)(5)(iv)

501 Elliott Ave. W. #400 Seattle, WA 98119	T 206.282.7100 F 206.284.6206

Cell Therapeutics Amends and Restates its “Modified Dutch Auction”

Tender Offer to a Fixed Price Tender Offer for Any and All of its $118.9

Million Outstanding Convertible Notes

SEATTLE, June 2, 2009—Cell Therapeutics, Inc. (the “Company” or “CTI”) (NASDAQ and MTA: CTIC) today announced that it has amended and restated its “Modified Dutch Auction” tender offer to a fixed price tender offer for any and all of the approximately $118.9 million outstanding principal amount of five series of its convertible notes (the “Notes”). In addition, rather than a single offer for a combined aggregate principal amount of Notes, the Company is now offering to exchange, in separate concurrent offers as set forth below (each, an “Exchange Offer” and together, the “Exchange Offers”), shares of Common Stock and cash for any and all of its:

(i)	$55,150,000 aggregate outstanding principal amount of 4% Convertible Senior Subordinated Notes due 2010;

(ii)	$23,000,000 aggregate outstanding principal amount of 5.75% Convertible Senior Notes due 2011;

(iii)	$7,000,000 aggregate outstanding principal amount of 6.75% Convertible Senior Notes due 2010;

(iv)	$33,458,000 aggregate outstanding principal amount of 7.5% Convertible Senior Notes due 2011; and

(v)	$335,000 aggregate outstanding principal amount of 9.0% Convertible Senior Notes due 2012.

Under the Exchange Offers, CTI is offering to exchange (i) $134.50 cash, and (ii) 458 shares of Common Stock for each $1,000 principal amount of Notes validly tendered and not withdrawn in each Exchange Offer (the “Exchange Consideration”). The Exchange Consideration will be the same for each Exchange Offer. Accrued and unpaid interest to, but excluding, the settlement date on Notes validly tendered and not withdrawn in the Exchange Offers will be paid in cash.

As a result of the amendment and restatement, the Exchange Offers have been extended and will now expire at 5:00 p.m., New York City time, on Tuesday, June 16, 2009, unless the Exchange Offers are further extended. Tendered Notes may be withdrawn at any time on or prior to the expiration date of the Exchange Offers.

As of June 1, 2009, approximately $118.9 million aggregate principal amount of the Notes was outstanding. The Exchange Offers are conditioned upon the satisfaction of certain terms and conditions described in the Company’s Amended and Restated Offer to Exchange, dated June 2, 2009, the related Amended and Restated Letter of Transmittal, and other related offer materials (which collectively, as may be amended, restated, supplemented, or otherwise modified from time to time, constitute the “Exchange Offer Documents”), which have been or will be delivered to holders of the Notes.

CTI is conducting the Exchange Offers in order to reduce the principal amount of its outstanding indebtedness. CTI believes that reducing its outstanding indebtedness is necessary in order for its business to operate in light of its current asset base and revenue prospects.

The financial advisor for the Exchange Offers is Piper Jaffray & Co., the information agent for the Exchange Offers is Georgeson Inc. and the depositary for the Exchange Offers is U.S. Bank National Association.

About CTI, Inc.

Headquartered in Seattle, CTI is a biopharmaceutical company committed to developing an integrated portfolio of oncology products aimed at making cancer more treatable. For additional information, please visit www.CellTherapeutics.com.

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Exchange Offer Statement

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell, any securities. The full details of the Exchange Offers, including complete instructions on how to tender the Notes, are included in the Exchange Offer Documents, which have been or will be delivered to holders of the Notes. Holders of the Notes should read carefully the Exchange Offer Documents when they are available because they contain important information regarding the Exchange Offers. Holders of Notes may obtain free copies of the Exchange Offer Documents at the SEC’s website at www.sec.gov. In addition, holders may also obtain a copy of these documents, free of charge, from Georgeson Inc., the information agent for the Exchange Offers.

While CTI’s board of directors has approved the making of the Exchange Offers, none of CTI, its board of directors, the financial advisor, the information agent or the depositary makes any recommendation to any holder of the Notes as to whether to exchange or refrain from exchanging any Notes in the Exchange Offers. CTI has not authorized any person to make any recommendation with respect to the Exchange Offers. Holders of the Notes must decide whether to exchange their Notes in each Exchange Offer. In doing so, holders of the Notes should carefully evaluate all of the information in the Exchange Offer Documents before making any decision with respect to the Exchange Offers and should consult their own investment and tax advisors.

Holders of the Notes who have questions or would like additional copies of the Exchange Offer Documents may call the information agent at (800) 457-0759. Banks and brokerage firms may call (212) 440-9800.

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Media Contact:

Dan Eramian

T: 206.272.4343

C: 206.854.1200

E: deramian@ctiseattle.com

www.CellTherapeutics.com/press_room

Investors Contact:

Ed Bell

T: 206.282.7100

Lindsey Jesch

T: 206.272.4347

F: 206.272.4434

E: invest@ctiseattle.com

www.CellTherapeutics.com/investors